UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THESECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to ________

Commission File No. 1-15935

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Outback Steakhouse, Inc.
Salaried Employees 401(k) Plan and Trust

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Outback Steakhouse, Inc.
2202 North West Shore Boulevard, 5th Floor, Tampa, Florida 33607

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

  An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).
  An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).
  The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01- 6A-05).
  In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

Outback Steakhouse, Inc.

Salaried Employees 401(k) Plan and Trust

Report on Audits of Financial Statements

For the Years Ended December 31, 2002 and 2001

Outback Steakhouse, Inc.
Salaried Employees 401(k) Plan and Trust
Contents
December 31, 2002 and 2001

                                                                                                                                              Page(s)

Report of Independent Certified Public Accountants . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1

Financial Statements

      Statements of Net Assets Available for Benefits. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2

      Statements of Changes in Net Assets Available for Benefits . . . . . . . . . . . . . . . . . . . . . . . . . 3

      Notes to Financial Statements. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  4-8

Supplemental Schedule

      Schedule I:    Schedule H, line 4i -- Schedule of Assets (Held at End of Year) . . . . . . . . . . .9

Note:    Other Schedules required by Sections 2520.103-10 of the Department of Labor Rules and Regulations for reporting and disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Certified Public Accountants

To the Participants and Administrator of
Outback Steakhouse, Inc.
Salaried Employees 401(k) Plan and Trust

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Outback Steakhouse, Inc. Salaried Employees 401(k) Plan and Trust (the “Plan”) at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/  PricewaterhouseCoopers LLP

Tampa, Florida
May 23, 2003

Outback Steakhouse, Inc.
Salaried Employees 401(k) Plan and Trust

Statements of Net Assets Available for Benefits
As of December 31, 2002 and 2001

	2002	2001

Assets
Investments, at fair value	$ 27,738,337	$ 26,161,729

Receivables
Participant contributions	223,967	-
Employer contributions	1,069,423	922,498
Accrued interest and other receivables	10,309	7,767

Total receivables	1,303,699	930,265

Total assets	$ 29,042,036	$ 27,091,994

Liabilities
Due to broker for securities purchased	$ -	$ 80,029

Total liabilities	-	80,029

Net assets available for benefits	$ 29,042,036	$ 27,011,965

The accompanying notes are an integral part of these financial statements.

Outback Steakhouse, Inc.
Salaried Employees 401(k) Plan and Trust

Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2002 and 2001

	2002	2001

Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$ -	$ 260,135
Interest and dividend income	568,973	629,178

	568,973	889,313

Contributions
Participant	5,386,530	4,698,141
Participant rollovers	212,359	125,763
Employer	1,174,496	1,751,273

	6,773,385	6,575,177

Total additions	7,342,358	7,464,490

Deductions from net assets attributed to
Net depreciation in fair value of investments	2,997,009	-
Benefits paid to participants	2,215,775	1,892,817
Administrative expenses	99,503	52,816

Total deductions	5,312,287	1,945,633

Net increase	2,030,071	5,518,857
Net assets available for benefits
Beginning of year	27,011,965	21,493,108

End of year	$ 29,042,036	$ 27,011,965

The accompanying notes are an integral part of these financial statements.

Outback Steakhouse, Inc.
Salaried Employees 401(k) Plan and Trust

Notes to Financial Statements
For the Years Ended December 31, 2002 and 2001

1.   Description of the Plan:

The following description of the Outback Steakhouse, Inc. Salaried Employees 401(k) Plan and Trust (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established as of January 1, 1994 by Outback Steakhouse, Inc. and its wholly-owned subsidiaries (the “Company”).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  Assets of the Plan are held and invested by the Merrill Lynch Trustee Company, FSB (the “Trustee”).

Eligibility

Substantially all of the Company’s salaried employees, except union and leased employees, who have reached the age of 18, are eligible to participate in the Plan, as defined by the Plan.

Contributions

Each year, participants may contribute from 1% to 20% of their pre-tax annual compensation and may change this contribution percentage prior to any pay period interval throughout the Plan year.   Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.  Contributions of non-periodic deferrals, such as bonuses, may also be made, subject to limitations of the Plan.  Participants direct their contributions into various investment options offered by the Plan.  Total participant contributions are subject to limitations imposed by the Internal Revenue Code.

Additional amounts may be contributed by the Company at the discretion of the Company’s board of directors in the form of a matching or profit sharing contribution.  Employer matching contributions are allocated in the ratio of a participant’s total elective deferrals for the Plan year to the total elective deferrals of all participants for the Plan year.  The profit sharing contribution is allocated to participants employed by the Company on the last day of the Plan year based on the ratio of a participant’s compensation for the Plan year to the compensation of all participants for the Plan year.

The Company declared a profit sharing contribution of $1,069,423 and $922,498 for 2002 and 2001, respectively.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, a prorata share of the Plan’s earnings, and any employer contributions.  Plan earnings are allocated based upon the participant’s account balance.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Outback Steakhouse, Inc.
Salaried Employees 401(k) Plan and Trust

Notes to Financial Statements
For the Years Ended December 31, 2002 and 2001

Vesting

Participants are immediately vested in their contributions, including rollovers, plus actual earnings thereon.  Vesting in the Company’s discretionary contributions, plus actual earnings thereon, is based on years of credited service.  Upon completion of five years of service, participants become 100% vested in employer contributions.

Investment Options

At the time of enrollment in the Plan, a participant may direct his or her contributions, in 1% increments, in any of the nine core investment options, which includes mutual funds, a common collective trust fund, and the Company’s stock.  Once enrolled, a participant may direct his or her investment options to include any of the additional seventeen non-core investment options.

Participant Loans

Loans are available to active participants who maintain an account balance under the Plan provided that the minimum loan amount is $1,000 with a maximum of $50,000 or 50% of the participant’s vested account balance.  Such loans are collateralized by each respective participant’s account with interest and principal payments being credited to the participant’s account according to the then current investment choices.  All loans are subject to repayment via payroll deductions over a maximum period of five years, except for the purchase of a primary residence, for which the period is 15 years.  The interest for loans is determined as of the first day of each calendar quarter at an interest rate commensurate with local prevailing rates as determined by the Trustee.

Payment of Benefits

Upon termination of service due to death, disability or retirement, a participant may elect to receive a lump sum cash payment or installment payments payable in cash or in kind over a period not to exceed the participant’s expected future lifetime or the joint expected future lifetime of the participant and spouse.  In addition, under very limited circumstances, a participant may receive a financial hardship distribution, in accordance with the Plan agreement.  A maximum of four such withdrawals are permitted annually.

Forfeited Accounts

Forfeitures are used to pay plan expenses and reduce the Company’s profit sharing and/or matching contribution for the Plan year in which the forfeiture occurs.  As of December 31, 2002 and 2001, there were $8,062 and $2,938 in forfeitures available, respectively.

2.   Summary of Significant Accounting Policies:

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting, except for benefit payments, which are recorded when paid.

Outback Steakhouse, Inc.
Salaried Employees 401(k) Plan and Trust

Notes to Financial Statements
For the Years Ended December 31, 2002 and 2001

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Quoted market prices are used to value investments.  Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end.  Participant loans are valued at cost, which approximates fair value.

Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statements of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Administrative Expenses

The Company provides certain administrative and accounting services to the Plan at no cost and also pays certain other administrative expenses on behalf of the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and changes therein.  Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options which, in turn, invest in any combination of stocks, mutual funds, and other investment securities.  Generally, all investments are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participant’s account balances, and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Reclassifications

Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation.

Outback Steakhouse, Inc.
Salaried Employees 401(k) Plan and Trust

Notes to Financial Statements
For the Years Ended December 31, 2002 and 2001

3.   Investments:

The following table presents the fair value of investments at December 31, 2002 and 2001.  Investments that represent 5% or more of the Plan’s net assets are separately stated.

	2002	2001
Investments, at fair value as determined by quoted
market prices
Mutual funds	$ 13,477,497	$ 13,927,837
Outback Steakhouse, Inc. common stock	8,817,764	8,184,349
Common/collective trust	2,874,630	1,829,710
Participant loans	2,568,446	2,219,833

Total investments	$ 27,738,337	$ 26,161,729

During 2002 and 2001, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, (depreciated) appreciated in value, as follows:

	2002	2001

Mutual funds	$ (2,991,912)	$ (1,793,454)
Outback Steakhouse, Inc. common stock	(5,097)	2,053,589

	$ (2,997,009)	$ 260,135

The following individual investments represent 5% or more of the net assets available for plan benefits at December 31, 2002 and 2001:

	2002	2001

Outback Steakhouse, Inc.	$ 8,817,764	$ 8,184,349
Merrill Lynch Retirement Preservation Trust	2,874,360	1,829,710
Merrill Lynch Balanced Capital Fund Class D	1,680,327	1,781,567
Merrill Lynch S&P 500 Index Fund Class A	4,318,472	5,227,044
Thornburg International Value Fund Class A	2,038,149	-
Participant Loans	2,568,446	2,219,833

Outback Steakhouse, Inc.
Salaried Employees 401(k) Plan and Trust

Notes to Financial Statements
For the Years Ended December 31, 2002 and 2001

4.   Party-in-Interest Transactions

Certain Plan investments include shares of Company stock, participant loans and mutual funds that are managed by the Trustee and, therefore, these transactions qualify as party-in-interest transactions.  Fees paid during the year for services rendered by parties-in-interest were based on customary rates for such services.

5.   Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue employer contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

6.   Tax Status

The Internal Revenue Service has determined, and informed the Company by a letter dated September 27, 1995, that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the “IRC”).  The Plan has been amended since receiving the determination letter, however, the Plan administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.   Concentrations of Credit Risk

Financial instruments which potentially subject the Plan to concentrations of credit risk consist of the Plan’s investments.  At December 31, 2002 and 2001, approximately 30 percent of the net assets available for benefits were held in Company stock.  These assets are exposed to market risk from changes in asset valuations.

Outback Steakhouse, Inc.
Salaried Employees 401(k) Plan and Trust

Schedule H, Line 4i -- Schedule of Assets (Held at End of Year)
December 31, 2002                                                                                        Schedule I

	Identity of issue, borrower,	Description of	Current
	lessor, or similar party	investment	value

*	Outback Steakhouse, Inc.	Common Stock Fund	$ 8,817,764

*	Merrill Lynch Retirement Preservation Trust	Common/Collective Trust	2,874,630

	AIM International Growth Fund Class A	Mutual Fund	31
	AIM Small Cap Growth Fund Class A	Mutual Fund	96,805
	Davis New York Venture Fund Class A	Mutual Fund	206,130
	Evergreen Growth & Income Fund Class A	Mutual Fund	30,567
	Fidelity Advanced Equity Growth Fund	Mutual Fund	407,627
	GAM Global Fund Class A	Mutual Fund	9,114
	GAM American Focus Fund Class A	Mutual Fund	8,163
	Massachusetts Investors Trust Class A	Mutual Fund	86,152
*	Merrill Lynch Balanced Capital Fund Class D	Mutual Fund	1,680,327
*	Merrill Lynch Basic Value Fund Class D	Mutual Fund	47,121
*	Merrill Lynch Fundamental Growth Fund Class D	Mutual Fund	359,536
*	Merrill Lynch S&P 500 Index Fund Class A	Mutual Fund	4,318,472
*	Merrill Lynch Small Cap Value Fund Class A	Mutual Fund	354,849
	MFS Core Growth Fund Class A	Mutual Fund	425,243
	Oppenheimer Quest Global Value Fund Class A	Mutual Fund	103,630
	Oppenheimer Strategic Income Fund Class A	Mutual Fund	21,831
	PIMCO Mid Cap Growth Fund Class A	Mutual Fund	226,434
	PIMCO Small Cap Value Fund Class A	Mutual Fund	399,085
	PIMCO Total Return Fund Class A	Mutual Fund	1,156,929
	State Street Research Mid Cap Value Fund Class A	Mutual Fund	1,176,674
	State Street Research Government Income Fund	Mutual Fund	156,409
	Thornburg International Value Fund Class A	Mutual Fund	2,038,149
	Van Kampen Growth & Income Fund Class A	Mutual Fund	88,420
	Van Kampen Growth & Income Fund Class B	Mutual Fund	79,799

	Total Mutual Funds		13,477,497

*	Participant Loans	Fully amortized with various maturity dates and interest rates ranging from 4.25% to 10.50%.	2,568,446

	Total		$ 27,738,337

* Items represent party-in-interest.

SIGNATURES

            The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Outback Steakhouse, Inc. Salaried Employees 401(k) Plan and Trust

Date: June 30, 2003
By: /s/ Robert S. Merritt Robert S. Merritt Senior Vice President, Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

23.1	Independent Auditors’ Consent

99.1	Certification of Chief Executive Officer

99.2	Certification of Chief Financial Officer